Notice of
Annual Meeting of Stockholders
and Proxy Statement

May 19, 2003

Limited brands

Limitedbrands

April 18, 2003

DEAR STOCKHOLDER:

You are cordially invited to attend our 2003 annual meeting of stockholders to be held at 9:00 a.m., Eastern Time, on May 19, 2003, at our offices located at Three Limited Parkway, Columbus, Ohio. Our Investor Relations telephone number is (614) 415-7076 should you require assistance in finding the location of the meeting. The formal Notice of Annual Meeting of Stockholders and proxy statement are attached. I hope that you will be able to attend and participate in the meeting, at which time I will have the opportunity to review the business and operations of Limited Brands.

The matters to be acted upon by our stockholders are discussed in the Notice of Annual Meeting of Stockholders. It is important that your shares be represented and voted at the meeting. Accordingly, after reading the attached proxy statement, would you kindly sign, date and return the enclosed proxy card or vote by telephone or by Internet as described on the enclosed proxy card. Your vote is important regardless of the number of shares you own.

Sincerely yours,

Leslie H. Wexner
Chairman of the Board

Limitedbrands

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 19, 2003

April 18, 2003

TO OUR STOCKHOLDERS:

We are pleased to invite you to attend our 2003 annual meeting of stockholders to:

- Elect four directors to serve for terms of three years.

- Adopt the 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors.

- Transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on March 28, 2003 may vote at the meeting.

Your vote is important. Stockholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards. Whether or not you plan to attend the meeting, please vote by telephone or Internet or sign, date and return the enclosed proxy card in the envelope provided. Instructions are included on your proxy card. You may change your vote by submitting a later dated proxy (including a proxy via telephone or the Internet) or by attending the meeting and voting in person.

By Order of the Board of Directors

Leslie H. Wexner
Chairman of the Board

PROXY STATEMENT TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

The Board of Directors of Limited Brands, Inc. is soliciting your proxy to vote at our 2003 annual meeting of stockholders (or at any adjournment of the meeting). This proxy statement summarizes the information you need to know to vote at the meeting. "We," "our," "Limited Brands" and the "Company" refer to Limited Brands, Inc.

We began mailing this proxy statement and the enclosed proxy card on or about April 18, 2003 to all stockholders entitled to vote. Limited Brands' 2002 Annual Report, which includes our financial statements, is being sent with this proxy statement.

Date, time and place of meeting

Date: May 19, 2003

Time: 9:00 a.m., Eastern Time

Place: Three Limited Parkway, Columbus, Ohio

Shares entitled to vote

Stockholders entitled to vote are those who owned Limited Brands common stock (which we refer to throughout this proxy statement as "Common Stock") at the close of business on the record date, March 28, 2003. As of the record date, there were 523,610,041 shares of Common Stock outstanding. Each share of Common Stock that you own entitles you to one vote.

Voting your shares

Whether or not you plan to attend the annual meeting, we urge you to vote. Stockholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. If you are voting by mail, please complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you are voting by telephone or the Internet, please use the telephone or Internet voting procedures set forth on the enclosed proxy card. Returning the proxy card or voting via telephone or the Internet will not affect your right to attend the meeting and vote.

The enclosed proxy card indicates the number of shares that you own.

Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us or vote via telephone or the Internet in time to vote, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card or vote via telephone or the Internet but do not make specific choices, your proxy will follow the Board's recommendations and vote your shares:

- "FOR" the election of four nominees for director (as described on page 3).

- "FOR" the adoption of the 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors (as described on pages 8-10).

If any other matter is properly presented at the meeting, your proxy will vote in accordance with his or her best judgment. At the time this proxy statement went to press, we knew of no other matters to be acted on at the meeting.

Revoking your proxy

You may revoke your proxy by:

- submitting a later dated proxy (including a proxy via telephone or the Internet),
- notifying our Secretary in writing before the meeting that you have revoked your proxy, or
- voting in person at the meeting.

Voting in person

If you plan to attend the meeting and vote in person, a ballot will be available when you arrive. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on March 28, 2003, the record date for voting.

Appointing your own proxy

If you want to give your proxy to someone other than the individuals named as proxies on the proxy card, you may cross out the names of those individuals and insert the name of the individual you are authorizing to vote. Either you or that authorized individual must present the proxy card at the meeting.

Quorum requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares representing one-third of the votes of the Common Stock entitled to vote constitutes a quorum. Abstentions and broker "non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Vote necessary to approve proposals

Item(*)	Vote Necessary(*)
Election of directors	Directors are elected by a plurality of the votes represented by the shares of Common Stock present at the meeting in person or by proxy. This means that the director nominee with the most affirmative votes for a particular slot is elected for that slot.
Adoption of the 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors	Adoption of the 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors requires the approval by a majority of votes cast on the proposal in person or by proxy provided that the total vote cast on the proposal represents over 50% in interest of all Common Stock.

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*   Under New York Stock Exchange rules, if your broker holds your shares in its name, your broker is permitted to vote your shares on these items even if it does not receive voting instructions from you.

ELECTION OF DIRECTORS

Our Board of Directors has nominated four directors for election at the annual meeting. If you elect the four nominees, they will hold office for a three-year term expiring at the 2006 annual meeting or until their successors have been elected. All nominees are currently serving on our Board of Directors. Your proxy will vote for each of the nominees unless you specifically withhold authority to vote for a particular nominee. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the Board. We do not know of any nominee of the Board who would be unable to serve as a director if elected.

Stockholders wishing to nominate directors for election may do so by delivering to the Secretary of the Company, no later than fourteen days before the annual meeting, a notice stating (a) the name, age, business address and, if known, residence address of each nominee proposed in the notice, (b) the principal occupation or employment of each nominee and (c) the number of shares of Common Stock beneficially owned by each nominee. No person may be elected as a director unless he or she has been nominated by a stockholder in this manner or by the Board of Directors.

The Board of Directors recommends that you vote FOR the election of all of the following nominees of the Board of Directors:

Nominees and directors

Nominees of the Board of Directors for Election at the 2003 Annual Meeting.

E. Gordon Gee   *Director since 1991*   *Age 59*

Dr. Gee has been Chancellor of Vanderbilt University since August 1, 2000. He was the President of Brown University from 1998 to 2000. Dr. Gee is a director of Dollar General Corporation, Gaylord Entertainment, Inc., Hasbro, Inc. and Massey Energy Co.

James L. Heskett   *Director since 2002*   *Age 69*

Professor Heskett is the Baker Foundation Professor at the Harvard University Graduate School of Business Administration where he has served on the faculty and administration since 1965. Professor Heskett is a director of Intelliseek, Office Depot, Inc., and is a member of the Board of Advisors of ING North America.

Allan R. Tessler   *Director since 1987*   *Age 66*

Mr. Tessler has been Chairman of the Board and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm, since 1987. He has also been Chief Executive Officer and Chairman of the Board of J Net Enterprises, a technology holding company, since 2000. From March 2001 to August 2001, Mr. Tessler was acting Chief Executive Officer of Jasmine Networks, an optical networking company. He was Co-Chairman of the Board of Data Broadcasting Corporation (now named Interactive Data Corporation, a member of the Pearson PLC group of companies), a provider of financial and business information to institutional and individual investors, from June 1992 until May 2000 and Co-Chief Executive Officer of that company from June 1992 until November 1999. Mr. Tessler was Chairman of the Board of Enhance Financial Services Group, Inc. from 1986 to February 2001. Since 2001, he has been Chairman of the Board of InterWorld Corporation. Since January 1997, Mr. Tessler has also served as Chairman of Checker Holdings Corp. IV.

Abigail S. Wexner   *Director since 1997*   *Age 41*

Mrs. Wexner is Chair of the Governing Committee of The Columbus Foundation, Chair of The Center for Child and Family Advocacy and a member of the Boards of Trustees of Children's Hospital, Inc., The Columbus Academy and The Wexner Center Foundation in Columbus, Ohio. Mrs. Wexner is also the founder and President of The Columbus Coalition Against Family Violence. Mrs. Wexner is the wife of Leslie H. Wexner.

Directors Whose Terms Continue Until the 2004 Annual Meeting.

Eugene M. Freedman   *Director since 1995*   *Age 71*

Mr. Freedman is a Senior Advisor of and Partner in Monitor Company Group Limited Partnership, an international business strategy and consulting firm, which he joined in 1995. He was a founder, Managing Director and President of Monitor Clipper Partners, a private equity firm, from its formation in 1997 until the end of 1999, and from 1999 until the end of 2002, he was a Senior Advisor of that firm. Mr. Freedman is a director of e-Studio Live, Inc., JNET Enterprises, Inc., Outcome Sciences, Inc. and Pathmark Stores, Inc., and he is on the advisory board of The Cross Country Group, Inc.

V. Ann Hailey   *Director since 2001*   *Age 52*

Ms. Hailey has been Executive Vice President and Chief Financial Officer of Limited Brands since August 1997.

David T. Kollat   *Director since 1976*   *Age 64*

Dr. Kollat has been Chairman of 22, Inc., a management consulting firm, since 1987. He is also a director of Big Lots, Inc., Cone Mills, Inc., Select Comfort, Inc. and Wolverine World Wide, Inc.

Leslie H. Wexner   *Director since 1963*   *Age 65*

Mr. Wexner has been Chief Executive Officer since he founded Limited Brands in 1963, and Chairman of the Board for more than five years. Mr. Wexner is the husband of Abigail S. Wexner.

Directors Whose Terms Continue Until the 2005 Annual Meeting.

Donna A. James   *Director since 2003*   *Age 45*

Ms. James is the Executive Vice President and Chief Administrative Officer of Nationwide Mutual Insurance Company ("Nationwide"). She has served as an executive at Nationwide or affiliated entities for the past thirteen years.

Leonard A. Schlesinger   *Director since 1996*   *Age 50*

Mr. Schlesinger is Vice Chairman and Chief Operating Officer of Limited Brands. He was Executive Vice President and Chief Operating Officer of Limited Brands from March 2001 until February 2003 and was Executive Vice President, Organization, Leadership and Human Resources of Limited Brands from October 1999 until March 2001. Mr. Schlesinger was a Professor of Sociology and Public Policy and Senior Vice President for Development at Brown University from 1998 to 1999. He also was the George F. Baker, Jr. Professor of Business Administration at Harvard Business School from 1988 to 1998.

Donald B. Shackelford   *Director since 1975*   *Age 70*

Mr. Shackelford has been Chairman of the Board of Fifth Third Bank, Central Ohio, a banking business, since 1998. Mr. Shackelford was Chairman of the Board and Chief Executive Officer of State Savings Bank from 1972 to 1998. Mr. Shackelford is also a director of Progressive Corporation.

Raymond Zimmerman   *Director since 1984*   *Age 70*

Mr. Zimmerman has been Chairman of the Board and Chief Executive Officer of 99¢ Stuff, LLC since July 1999. Mr. Zimmerman is a director of Service Merchandise Company, Inc. ("Service Merchandise") and was Non-Executive Chairman of the Board of Service Merchandise from 1999 to 2000. He was Chairman of the Board of Service Merchandise from 1997 to 1999. In March 1999, Service Merchandise filed a reorganization petition under Chapter 11 of the United States Bankruptcy Code.

Information concerning the Board of Directors

Our Board of Directors held eight meetings in fiscal year 2002. During fiscal year 2002, all of the directors attended 75% or more of the total number of meetings of the Board and of committees of the Board on which they served.

Committees of the Board of Directors

Audit Committee.

The Audit Committee of the Board assists the Board in fulfilling its oversight responsibilities with respect to various audit, financial reporting and other matters. The members of the Audit Committee during fiscal year 2002 were Messrs. Shackelford (Chair), Shumate, Tessler, and Zimmerman. Alex Shumate will retire from the Board effective May 19, 2003. During fiscal year 2003, the members of the Audit Committee are Mr. Shackelford (Chair), Ms. James and Messrs. Tessler and Zimmerman. The members of the Audit Committee are all "independent" for purposes of the New York Stock Exchange's listing standards. That is, the Board has determined that none of the Audit Committee members has a relationship to the Company that may interfere with the exercise of such director's independence from the Company and its management. The Board has adopted a written charter for the Audit Committee setting out the functions the Committee is to perform. The Report of the Audit Committee can be found on page 21 of this proxy statement. The Audit Committee held thirteen meetings in fiscal year 2002.

Compensation Committee.

The Compensation Committee of the Board reviews executive compensation and administers our stock option and performance incentive plans. Its members during fiscal year 2002 were Dr. Gee (Chair) and Mr. Shackelford. During fiscal year 2003, the members of the Compensation Committee are Mr. Heskett (Chair), Dr. Gee and Mr. Shackelford. A copy of the Compensation Committee's Report can be found on pages 15-18 of this proxy statement. Members of the Compensation Committee held six meetings in fiscal year 2002 and took action in writing without a meeting on sixteen occasions.

Executive Committee.

The Executive Committee of the Board may exercise, to the fullest extent permitted by law, all of the powers and authority granted to the Board. Among other things, the Executive Committee may declare dividends, authorize the issuance of stock and authorize the seal of Limited Brands to be affixed to papers that require it. Its members during fiscal year 2002 were Messrs. Wexner (Chair) and Shackelford, and such directors continue to serve as the Executive Committee during fiscal year 2003. The Executive Committee took action in writing without a meeting on five occasions in fiscal year 2002.

Finance Committee.

The Finance Committee of the Board periodically reviews our financial position and financial arrangements with banks and other financial institutions. The Finance Committee also makes recommendations on financial matters that it believes are necessary, advisable or appropriate. Its members during fiscal year 2002 were Messrs. Tessler (Chair), Freedman and Shackelford, Mrs. Wexner and Mr. Zimmerman, and such directors continue to serve on the Finance Committee during fiscal year 2003. The Finance Committee held three meetings in fiscal year 2002.

Nominating & Governance Committee.

The Nominating & Governance Committee of the Board identifies and recommends to the Board candidates who are qualified to serve on the Board and its committees. It proposes a slate of candidates for election as directors at each annual meeting of stockholders. The Nominating & Governance Committee also develops and recommends to the Board, and reviews from time to time, a set of corporate governance principles for the Company and monitors compliance with such principles. Its members during fiscal year 2002 were Messrs. Tessler (Chair), Heskett and Wexner. During fiscal year 2003, the members of the Nominating & Governance Committee are Messrs. Tessler (Chair), Heskett and Shackelford. The current members of the Nominating & Governance Committee are all "independent" for purposes of the New York Stock Exchange's listing standards. Stockholders are permitted to nominate directly directors for election (see "ELECTION OF DIRECTORS" above); therefore, no formal procedures exist for stockholders to make nominee recommendations to the Nominating & Governance Committee. The Nominating & Governance Committee considers and reviews the qualifications of any individual nominated for election to the Board by stockholders. The Nominating & Governance Committee held one meeting in fiscal year 2002 and took action in writing without a meeting on two occasions.

Security ownership of directors and management

The following table shows certain information about the securities ownership of all directors of Limited Brands, the executive officers of Limited Brands named in the Summary Compensation Table below and all directors and executive officers of Limited Brands as a group.

Name	Number of Shares of Common Stock Beneficially Owned (a)(b)	Percent of Class
Daniel P. Finkelman	381,423(c)	*
Eugene M. Freedman	23,481(c)	*
E. Gordon Gee	40,252(c)	*
Mark A Giresi	79,200(c)	*
V. Ann Hailey	573,405(c)(d)	*
James L. Heskett	179	*
Donna A. James	852	*
David T. Kollat	307,883(c)	*
Leonard A. Schlesinger	322,992(c)	*
Donald B. Shackelford	191,444(c)(e)	*
Alex Shumate	16,543(c)(f)	*
Allan R. Tessler	56,007(c)	*
Martin Trust	5,185,503(c)(d)(e)(f)	*
Abigail S. Wexner	10,110,377(c)(g)	1.9%
Leslie H. Wexner	62,705,983(c)(d)(h)	12.0%
Raymond Zimmerman	31,925(c)(i)	*
All directors and executive officers as a group	80,027,449(c)(d)(e)(j)	15.3%

* Less than 1%.

(a) Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse.

(b) Reflects beneficial ownership of shares of Common Stock as of February 28, 2003.

(c) Includes the following number of shares issuable within 60 days upon the exercise of outstanding stock options: Mr. Finkelman, 348,686; Mr. Freedman, 10,804; Dr. Gee, 26,754; Mr. Giresi, 74,800; Ms. Hailey, 410,518; Dr. Kollat, 10,804; Mr. Schlesinger, 284,338; Mr. Shackelford, 26,754; Mr. Shumate, 10,456; Mr. Tessler, 10,804; Mr. Trust, 670,256; Mrs. Wexner, 6,508; Mr. Wexner, 3,553,470; Mr. Zimmerman, 10,804; and all directors and executive officers as a group, 5,455,756.

(d) Includes the following number of shares held in an employee benefit plan, over which the participant has the power to dispose or withdraw shares: Ms. Hailey, 4,400; Mr. Trust, 62,055; Mr. Wexner, 1,152,559; and all directors and executive officers as a group, 1,219,014.

(e)   Includes the following number of shares owned by family members, as to which beneficial ownership is disclaimed: Mr. Shackelford, 38,997, and Mr. Trust, 411,939.

(f)   Messrs. Shumate and Trust will retire from the Board effective May 19, 2003.

(g)   Excludes 400,000 shares held by a trust of which Mrs. Wexner is the beneficiary. Mrs. Wexner disclaims beneficial ownership of these shares. Includes 2,498,670 shares held by The Birthday Trust. Excludes 52,595,606 shares beneficially owned by Mr. Wexner as to which Mrs. Wexner disclaims beneficial ownership.

(h)   Includes 12,000,000 shares held by the Abigail Trust, 3,500,000 shares held by The Wexner Children's Trust II and 14,984,800 shares held by The Children Trust. Mr. Wexner shares voting and investment power with others with respect to shares held by The Abigail Trust and The Wexner Children's Trust II. Includes 8,000,000 shares held by Mr. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mr. Wexner disclaims beneficial ownership. Includes 10,110,377 shares beneficially owned by Mrs. Wexner as to which Mr. Wexner may be deemed to share voting and investment power.

(i)   Includes 2,400 shares which are Mr. Zimmerman's pro rata share of 7,200 shares owned by a corporation of which Mr. Zimmerman is president and a 33% stockholder plus 4,000 shares held by a partnership which is 45% owned by Mr. Zimmerman and 45% owned by his wife.

(j)   Includes 450,936 shares as to which beneficial ownership is disclaimed.

Certain relationships and related transactions

In June 2002, Mast Industries, Inc., a subsidiary of the Company, sold its interests in certain manufacturing joint ventures to an entity controlled by Martin Trust, currently a director of the Company, for approximately $6,000,000 in cash. The Company has in the past purchased, and expects to continue to purchase, merchandise from these manufacturers. Mr. Trust will retire from the Board effective May 19, 2003.

Alex Shumate, currently a director of the Company, has been the Managing Partner of the Columbus, Ohio office of the law firm of Squire, Sanders & Dempsey L.L.P. ("Squire, Sanders") since 1991. Squire, Sanders provided legal services to the Company during fiscal year 2002, and we anticipate that Squire, Sanders will continue to provide legal services to the Company from time to time in the future. Mr. Shumate will retire from the Board effective May 19, 2003.

2003 STOCK AWARD AND DEFERRED COMPENSATION PLAN FOR
NON-ASSOCIATE DIRECTORS

In January 2003, the Board of Directors adopted, subject to the approval of the Company's stockholders, the Limited Brands, Inc. Stock Award and Deferred Compensation Plan for Non-Associate Directors (the "Director Plan") to replace the existing 1996 Stock Plan for Non-Associate Directors (the "1996 Plan"). Compensation for non-associate directors has not been updated since the establishment of the 1996 Plan. If the Director Plan is not approved by the Company's stockholders, the 1996 Plan will remain in effect and the Board of Directors will consider what director compensation arrangements should be implemented. The following is a summary of the material terms of the Director Plan and is not intended to be complete. However, a copy of the Director Plan is attached to this proxy statement as "Appendix A" and you are advised to review the actual terms of the Director Plan.

The Board of Directors recommends that you vote FOR approval of the Director Plan.

Purpose of the Director Plan

The purpose of the Director Plan is to promote the interests of the Company and its stockholders by increasing the proprietary interests of non-associate directors in the growth and performance of the Company by awarding to such directors an annual stock retainer in addition to their annual cash retainer and by providing such directors with the opportunity to defer all or a portion of their annual stock retainer and annual cash retainer.

Administration

The Director Plan is administered by the Board of Directors.

Number of authorized shares

Currently, 116,350 shares of Common Stock remain available for issuance under the 1996 Plan. In the event the Director Plan is approved by the Company's stockholders, the 1996 Plan will be terminated and 500,000 shares of Common Stock, which represents an increase of 383,650 shares over the current 1996 Plan capacity, will be available for issuance under the Director Plan, subject to anti-dilution adjustments to reflect changes affecting Common Stock.

Eligibility and participation

Eligibility to participate in the Director Plan is limited to members of the Board of Directors who are not associates of the Company or its affiliates. Immediately after the 2003 annual meeting of stockholders, we anticipate that nine non-associate directors will be eligible to participate in the Director Plan.

Types of awards that may be made under the Director Plan

The Director Plan authorizes payment of an "Annual Cash Retainer" and an "Annual Stock Retainer" to non-associate directors.

An Annual Cash Retainer is the amount determined from time to time by the Board of Directors that is payable annually to a non-associate director in cash for his or her services as a member of the Board of Directors and its committees during the Company's fiscal year.

A non-associate director may elect to defer all or a portion of the Annual Cash Retainer otherwise payable to him or her for fiscal years of the Company beginning with the 2004 fiscal year. Such deferral may be either in the form of cash or in the form of Deferred Stock Units. A Deferred Stock Unit is a unit, the value of which is determined by reference to the value of a share of Common Stock. In the case of Annual Cash Retainer deferrals in the form of Deferred Stock Units, the number of Deferred Stock Units credited to the non-associate director's account under the Director Plan will be the portion of the Annual Cash Retainer that the non-associate director elects to receive in the form of Deferred Stock Units divided by the fair market value of a share of Common Stock on the grant date.

An Annual Stock Retainer is the amount payable annually to a non-associate director in the form of Common Stock or Deferred Stock Units for his or her services as a member of the Board and its committees during the Company's fiscal year. Deferred Stock Units may be adjusted to reflect changes affecting Common Stock. The number of shares of Common Stock or Deferred Stock Units awarded to a non-associate director as his or her Annual Stock Retainer for a fiscal year shall be equal to the dollar amount of the Annual Stock Retainer for the fiscal year (as determined from time to time by the Board of Directors) divided by the fair market value of a share of Common Stock on the grant date.

A non-associate director's Annual Stock Retainer will be paid in the form of shares of Common Stock; provided, however, that beginning with the Company's 2004 fiscal year, a non-associate director may elect to receive Deferred Stock Units in lieu of shares of Common Stock. Such Deferred Stock Units will be credited to the non-associate director's account under the Director Plan.

Anticipated benefits

Non-associate director compensation has remained unchanged from 1996 through 2002. Effective with the 2003 fiscal year, the amount of the Annual Cash Retainer has increased to $40,000 for membership on the Board of Directors, $10,000 for membership on the Audit, Compensation, Finance or Nominating & Governance Committees, an additional $10,000 for serving as chairperson on any of those aforementioned committees, $5,000 for membership on any committee other than those aforementioned committees, and an additional $5,000 for serving as chairperson on any committee other than the aforementioned committees. It is currently anticipated that the dollar value of the Annual Stock Retainer will increase to $40,000 for membership on the Board of Directors, $10,000 for membership on the Audit, Compensation, Finance or Nominating & Governance Committees, and $5,000 for membership on any other committee.

Dividend equivalents and credited interest

Deferred Stock Units credited to a non-associate director's account will be credited with "dividend equivalents" in an amount equal to the amount the non-associate director would have received as dividends if the Deferred Stock Units were actual shares of Common Stock held by the non-associate director. Dividend equivalents paid on Deferred Stock Units will be converted into additional Deferred Stock Units based on the fair market value of a share of Common Stock on the dividend payment date.

The Company's Treasury Department shall establish an appropriate and reasonable rate of return to be applied to that portion of each non-associate director's account not attributable to Deferred Stock Units.

Vesting

A non-associate director will be 100 percent vested in his or her account under the Director Plan.

Payments

Unless a non-associate director defers either his or her Annual Cash Retainer and/or Annual Stock Retainer, such retainers will be paid on the last business day of each fiscal quarter. If the Company's stockholders approve the Director Plan, the payment for the first quarter of fiscal 2003 will be made on May 20, 2003.

Payment of deferred amounts held in a non-associate director's account will be made or commence no later than ninety days after the non-associate director ceases to be a director of the Company. That portion of a non-associate director's account consisting of whole Deferred Stock Units will be payable in the form of shares of Common Stock, with the remainder of the account, including partial Deferred Stock Units, paid in cash. Payments will be made in a lump sum or in not more than five annual installments as the non-associate director may elect.

Plan amendments

The Director Plan may be amended by the Board of Directors as it deems advisable or to conform to any change in any law or regulation applicable thereto; provided that the Board of Directors may not, without the authorization and approval of the Company's stockholders, (i) increase the number of shares of Common Stock that may be issued pursuant to the Director Plan, except in connection with permitted anti-dilution adjustments, or (ii) modify in any respect the class of individuals who are eligible to participate in the Director Plan.

Termination

Unless earlier terminated by the Board of Directors, the Director Plan will terminate on May 19, 2013.

U.S. federal income tax consequences

Unless a non-associate director elects to defer receipt of his or her Annual Cash Retainer or Annual Stock Retainer, a non-associate director will recognize taxable ordinary income on the amount of the Annual Cash Retainer and the fair market value of the Common Stock issued in respect of the Annual Stock Retainer, in each case at the time of payment and, subject to certain conditions, the Company will be entitled to a corresponding deduction.

There will be no federal income tax consequences to either a non-associate director or the Company upon the grant of Deferred Stock Units or the deferral of the Annual Cash Retainer. At the time of payment of any such Deferred Stock Units or Annual Cash Retainer, a non-associate director generally will recognize taxable ordinary income equal to the aggregate amount of cash received and the then fair market value of the Common Stock issued and, subject to certain conditions, the Company will be entitled to a corresponding deduction.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table (the "Summary Compensation Table") shows the compensation paid by Limited Brands to each of the named executive officers of Limited Brands for each of our last three fiscal years or, in some instances the period of time, if shorter, such individual has been an executive officer of Limited Brands.

Name and Principal Position(1)	Fiscal Year	Salary($)(2)	Bonus($)(3)	Other Annual Compensation($)	Restricted Stock Awards($) (4)	Securities Underlying Options Awarded(#)	All Other Compensation($)(6)
Leslie H. Wexner	2002	$1,490,385	$2,881,920	$ 1,488	—	400,000	$108,819
Chairman of the Board,	2001	1,395,192	1,720,320	4,368	—	—	298,788
Chief Executive Officer	2000	1,361,538	628,992	9,432	—	—	266,232
Leonard A. Schlesinger	2002	817,788	1,010,660	28,270	—	150,000	198,015
Vice Chairman,	2001	737,981	576,000	31,064	$970,000	650,000	123,215
Chief Operating Officer	2000	632,212	200,000	118,638	84,759(5)	27,616(5)	168,000
V. Ann Hailey	2002	795,192	960,640	12,824	197,220	66,667	183,054
Executive Vice President,	2001	740,385	576,000	13,308	—	100,000	141,105
Chief Financial Officer	2000	657,692	189,280	17,255	—	100,000(5)	169,259
Daniel P. Finkelman	2002	606,635	585,990	10,738	—	—	129,237
Senior Vice President,	2001	571,635	353,280	11,336	—	—	112,736
Brand and Business Planning							
Mark A. Giresi	2002	523,558	378,252	1,175	—	50,000	95,908
Senior Vice President,	2001	465,577	324,008	235	—	49,600	71,167
Chief Stores Officer							

(1) Mr. Schlesinger was promoted to Vice Chairman effective February 6, 2003. Mr. Finkelman became an executive officer on March 21, 2001, and Mr. Giresi became an executive officer on December 10, 2001; therefore, with respect to Messrs. Finkelman and Giresi, only information beginning with the fiscal year 2001 is noted in the Summary Compensation Table.

(2) Amounts reported for 2000 reflect a 53 week fiscal year.

(3) Represents for each fiscal year, the aggregate of the performance-based incentive compensation for the spring and fall selling seasons. However, Mr. Giresi's bonus for 2001 was determined based on his pre-existing agreement with Limited Brands and Mr. Schlesinger's bonus amount for 2000 was determined based on his pre-existing agreement with Limited Brands.

(4) Represents for each executive officer, the restricted stock awards for the specified fiscal year under Limited Brands' 1993 Stock Option and Performance Incentive Plan. Information set forth above is based on the closing price of Common Stock on the date on which the awards were made.

On February 4, 2002, 11,111 restricted shares of Common Stock were awarded to Ms. Hailey. The per share value of Common Stock on that date was $17.75. This award vests 100% on August 4, 2004, subject to continued employment with Limited Brands.

On February 5, 2001, 50,000 restricted shares of Common Stock were granted to Mr. Schlesinger. The per share value of Common Stock on that date was $19.40. This award vests 10%, 10%, 10%, 15%, 20% and 35% on the first through sixth anniversaries of the grant date, respectively, subject to continued employment with Limited Brands.

On January 31, 2000, 5,524 restricted shares of Common Stock were granted to Mr. Schlesinger. The per share value of Common Stock on that date was $15.3438. This award vests 10%, 10%, 10%, 15%, 20% and 35% on the first through sixth anniversaries of the grant date, respectively, subject to continued employment with Limited Brands.

Dividends will not be paid or accrue with respect to shares of restricted stock until such shares vest.

As of February 1, 2003, the aggregate restricted stock holdings and the value of such holdings for each of the named executive officers were: Mr. Wexner, no shares; Mr. Schlesinger, 118,868 shares, $1,496,548; Ms. Hailey, 129,247 shares, $1,627,220; Mr. Finkelman, no shares; and Mr. Giresi, 10,000 shares, $125,900 (based on the $12.59 fair market value of a share of Common Stock as of Friday, January 31, 2003).

(5) Restricted shares and stock option grants for 2000 have been adjusted to reflect Limited Brands' two-for-one stock split in May 2000.

(6) For the 2002 fiscal year, includes employer matching and supplemental contributions allocated during the year to each executive officer's account under certain of Limited Brands' qualified and non-qualified defined contribution plans during the year in the amount of $108,819, $166,875, $170,679, $118,502 and $95,908 for executive officers Wexner, Schlesinger, Hailey, Finkelman and Giresi, respectively.

For the 2002 fiscal year, includes term life insurance premiums in the amount of $31,140, $12,375 and $10,735 paid on behalf of executive officers Schlesinger, Hailey and Finkelman, respectively.

Long-term incentive plan awards

Limited Brands did not grant any awards for the 2002 fiscal year to the executive officers named in the Summary Compensation Table.

Stock options

The following table shows certain information regarding stock options granted to the executive officers named in the Summary Compensation Table during our 2002 fiscal year.

Option Grants in Fiscal Year 2002

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	Securities Underlying Options Granted(#)(1)	Approximate % of Total Options Granted to Associates in Fiscal Year	Exercise Price Per Share($)	Expiration Date	5%($)	10%($)
Leslie H. Wexner	400,000	4.96%	$17.75	02/04/12	$4,465,152	$11,315,571
Leonard A. Schlesinger	150,000	1.86%	17.75	02/04/12	1,674,432	4,243,339
V. Ann Hailey	66,667	0.83%	17.75	02/04/12	744,196	1,885,938
Daniel P. Finkelman	—	—	—	—	—	—
Mark A. Giresi	50,000	0.62%	17.75	02/04/12	558,144	1,414,446

(1) Options were granted to executive officers Wexner, Schlesinger, Hailey and Giresi on February 4, 2002 pursuant to Limited Brands' 1993 Stock Option and Performance Incentive Plan. Options granted to executive officers Wexner, Schlesinger and Giresi vest in four equal installments beginning on the first anniversary of the grant date, and options granted to Ms. Hailey vest in five equal installments beginning on the first anniversary of the grant date, in each case subject to the holder's continued employment with the Company.

(2) The assumed rates of growth were selected by the Securities and Exchange Commission (the "Commission") for illustrative purposes only and are not intended to predict or forecast our future stock prices.

The following table sets forth certain information regarding stock options exercised by the executive officers named in the Summary Compensation Table during Limited Brands' 2002 fiscal year and the year-end values of unexercised options held by those executive officers.

Aggregated Option Exercises in 2002 Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Leslie H. Wexner	—	—	3,367,556(3)	1,839,042	$8,511,963(3)	$2,745,947
Leonard A. Schlesinger ..	—	—	231,838	1,104,332	85,208	625,500
V. Ann Hailey	15,732	$148,919	301,269	532,930	78,058	—
Daniel P. Finkelman	—	—	305,730	209,312	560,552	263,957
Mark A. Giresi	—	—	42,400	117,200	22,425	67,275

(1) Calculated on the basis of the number of shares exercised, multiplied by the excess of the fair market value of a share of Common Stock on the date of exercise over the exercise price of such option.

(2) Value is calculated on the basis of the number of shares subject to each such option, multiplied by the excess of the fair market value of a share of Common Stock at fiscal year-end ($12.59) over the exercise price of such option.

(3) Includes former Intimate Brands, Inc. stock options that were equitably converted to Limited Brands stock options using the same exchange ratio extended to all Intimate Brands, Inc. option holders in connection with the merger of Intimate Brands, Inc. and a subsidiary of the Company in March 2002.

The following table summarizes share and exercise price information about Limited Brands' equity compensation plans as of February 1, 2003. The table does not include any Common Stock issuable under the Director Plan that may be approved by our stockholders at the 2003 annual meeting of stockholders.

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders: (1)	46,368,127	$14.31(2)	16,545,014
Equity compensation plans not approved by security holders	-0-		-0-
Total	46,368,127		16,545,014

(1) Includes the following plans: Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan, Limited Brands, Inc. 1996 Stock Plan for Non-Associate Directors, Intimate Brands, Inc. 1995 Stock Option and Performance Incentive Plan and Intimate Brands, Inc. 1995 Stock Plan for Non-Associate Directors. Awards outstanding under the Intimate Brands, Inc. plans have been converted into awards relating to Common Stock in connection with the merger of Intimate Brands, Inc. and a subsidiary of the Company in March 2002.

(2) Does not include outstanding rights to receive Common Stock upon the vesting of restricted share awards.

Compensation of directors

Associates and officers who are directors receive no additional compensation for their service as directors. The following compensation was provided in fiscal 2002 to our directors who were not associates of Limited Brands for their services as directors:

- an annual retainer of $20,000 per year (increased by $4,000 for each committee chair held), plus

- a fee of $3,500 for each Board of Directors meeting attended ($1,000 for a telephonic meeting) and, as committee members, a fee of $1,500 per committee meeting attended ($500 for a telephonic meeting), and

- a fee of $500 for each action in writing taken by the Board of Directors or any committee.

Under the Company's 1996 Stock Plan for Non-Associate Directors, each non-associate director of Limited Brands received (i) an annual grant of options to purchase 1,000 shares of Common Stock at a price equal to the fair market value of such shares at the date of grant and (ii) 50% of the annual retainer in shares of Common Stock.

For the 2003 fiscal year, the compensation for non-associate directors has increased. Details concerning these anticipated benefits can be found under "Anticipated benefits" on page 9 of this proxy statement.

Employment agreements with certain executive officers

In 1999 the Company entered into an employment agreement with Mr. Schlesinger, at which time he was to serve as the Company's Executive Vice President for Organization, Leadership and Human Resources. On March 1, 2001, Mr. Schlesinger was appointed Executive Vice President and Chief Operating Officer of Limited Brands, and on February 6, 2003, he was appointed Vice Chairman and Chief Operating Officer. The initial term of Mr. Schlesinger's agreement is six years, with automatic one-year extensions thereafter unless either party gives written notice to the contrary. Mr. Schlesinger's agreement provides for an initial base salary of $575,000, life insurance coverage of $5 million and disability benefits in addition to the benefits available under the Company's disability plans. Mr. Schlesinger's agreement also provides that, if the Company fails to extend the agreement or terminates Mr. Schlesinger's employment without cause, or if he terminates his employment for good reason, he will continue to receive his base salary for one year after the termination date. In the event any "parachute" excise tax is imposed on Mr. Schlesinger, he will be entitled to tax reimbursement payments.

In 1998 the Company entered into an employment agreement with Ms. Hailey under which she serves as the Company's Executive Vice President and Chief Financial Officer. The initial term of Ms. Hailey's agreement is six years, with automatic one-year extensions thereafter unless either party gives written notice to the contrary. Ms. Hailey's agreement provides for an initial base salary of $525,000, life insurance coverage of $5 million and disability benefits in addition to the benefits available under the Company's disability plans. Ms. Hailey's agreement also provides that, if the Company fails to extend the agreement or terminates Ms. Hailey's employment without cause, or if she terminates her employment for good reason, she will continue to receive her base salary for one year after the termination date. In the event any "parachute" excise tax is imposed on Ms. Hailey, she will be entitled to tax reimbursement payments.

In 1998 the Company entered into an employment agreement with Mr. Finkelman under which he serves as the Company's Senior Vice President, Brand and Business Planning. The initial term of Mr. Finkelman's agreement is six years, with automatic one-year extensions thereafter unless either party gives written notice to the contrary. Mr. Finkelman's agreement provides for an initial base salary of $450,000, life insurance coverage of $2 million and disability benefits in addition to the benefits available under the Company's disability plans. Mr. Finkelman's agreement also provides that, if the Company fails to extend the agreement or terminates Mr. Finkelman's employment without cause, or if he terminates his employment for good reason, he will continue to receive his base salary for one year after the termination date. In the event any "parachute" excise tax is imposed on Mr. Finkelman, he will be entitled to tax reimbursement payments.

In 2002 the Company entered into an agreement with Mr. Giresi under which he serves as the Company's Senior Vice President and Chief Stores Officer. The initial term of Mr. Giresi's agreement is six years, with automatic one-year extensions thereafter unless either party gives written notice to the contrary. Mr. Giresi's agreement provides for an initial base salary of $525,000. Mr. Giresi's agreement also provides that, if the Company terminates Mr. Giresi's employment without cause or if he terminates his employment for good reason, he will continue to receive his base salary for one year after the termination date. In the event any "parachute" excise tax is imposed on Mr. Giresi, he will be entitled to tax reimbursement payments.

Section 16(a) beneficial ownership reporting compliance

Limited Brands' officers and directors, and persons who own more than ten percent of a registered class of Limited Brands' equity securities, must file reports of ownership and changes in ownership of Limited Brands' equity securities with the Commission and the New York Stock Exchange. Copies of those reports must also be furnished to Limited Brands.

Based solely on a review of the copies of reports furnished to Limited Brands and written representations of the Company's officers and directors that no other reports were required, we believe that during fiscal 2002 our officers, directors and greater than ten-percent beneficial owners complied with these filing requirements.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee (the "Committee") reviews and approves Limited Brands' compensation philosophy and policies and the application of such policies to the compensation of Mr. Wexner and other executive officers. Limited Brands has retained independent compensation consultants to assist in developing, and periodically assessing the effectiveness and reasonableness of, Limited Brands' executive officer compensation program. The Committee meets independently on a periodic basis with these consultants to review the Company's programs.

Compensation philosophy

Limited Brands attempts to apply a consistent philosophy to compensation for all leadership associates, including senior executives. The primary goal of the compensation program is to link total executive compensation to performance that enhances stockholder value. Accordingly, Limited Brands has structured total compensation for leadership individuals so that a lower proportion is fixed compensation and a much higher proportion is variable, keyed to business and stock performance.

Limited Brands' philosophy is based on the following basic principles:

To Pay for Outstanding Performance.

Limited Brands believes in paying for results. Individuals in leadership roles are compensated based on a combination of total company, business unit and individual performance factors. Total company and business unit performance are evaluated primarily on the degree by which financial targets are met. Individual performance is evaluated based upon several leadership factors, including building brand identity, attainment of specific merchandise and financial objectives, building and developing a strong leadership team, developing an infrastructure to support future business growth and managing expenses. In addition, a significant portion of total compensation is in the form of equity-based award opportunities to directly tie any increased compensation to increased stockholder value.

To Pay Competitively.

Limited Brands is committed to providing a total compensation program designed to attract the best senior leaders to the business and to retain the best, consistently highest performers. To achieve this goal, Limited Brands annually compares its pay practices and overall pay levels with other leading retail, and where appropriate, non-retail companies and sets pay guidelines based on this review.

To Pay Equitably.

Limited Brands believes that it is important to apply generally consistent guidelines for all leadership compensation programs across business units, considering the size, complexity, stage of development and performance of the business, and the performance of each individual executive.

Principal compensation elements

The principal elements of executive compensation at Limited Brands are base salary, short-term performance-based cash incentive compensation and long-term equity-based incentive programs. In determining guidelines for each compensation element, Limited Brands participates in compensation surveys which include approximately 70 national and regional specialty and department store retail businesses, chosen because of their general similarity to Limited Brands in business and merchandise focus. In addition, Limited Brands participates in special surveys focusing on specific segments of the business, such as merchandise design and production sourcing. With the help of Limited Brands' compensation consultants, Limited Brands analyzes executive compensation levels and practices relative to the performance of these competitor companies and, from this information, develops pay guidelines that generally reward exceptional executive performance with pay well above the industry survey median. The competitor group that is surveyed is subject to periodic review and is modified from time to time to reflect new businesses, mergers, acquisitions and changes in business focus. The competitor group that Limited Brands uses for this purpose contains approximately 40% of the companies in the S&P 500 Retail Composite Index represented in the Stockholder Return Graph (on page 19). Subject to Limited Brands' needs, Limited Brands generally attempts to design all incentive and equity-based compensation programs to be deductible under the Internal Revenue Code.

Base Salary.

The Committee annually reviews and approves the base salary of each executive officer and business president. In determining salary adjustments, the Committee considers the size and responsibility of the individual's position, the business unit's overall performance, the individual's overall performance and future potential and the base salaries paid by competitors to employees in comparable positions. Individual performance is measured against the following factors: seasonal and annual business goals, brand strategy execution and business growth goals, and the recruitment and development of leadership talent. These factors are considered subjectively in the aggregate, and none of these factors is accorded a formula weight.

In 2002, the base salaries of Ms. Hailey and Messrs. Finkelman, Giresi, Schlesinger and Wexner were adjusted based on both performance and market comparisons, with continued emphasis placed on performance-based cash and equity incentive compensation.

Performance-Based Cash Incentive Compensation.

Limited Brands has implemented a short-term performance-based cash incentive compensation program for specified key leadership positions that provides for incentive payments for each six-month operating season. These incentive payments are based on the attainment of pre-established objective financial goals.

For most businesses, the goals under this plan are based on operating income. However, goals also may be based on other objectives or criteria, depending on the business unit and its strategy. Limited Brands sets these goals at the beginning of each six-month season, and bases them on an analysis of historical performance, growth and income improvement expectations for that business, financial results of other comparable businesses both inside and outside Limited Brands and progress toward achieving the strategic plan for that business. Annually, Limited Brands establishes target cash incentive compensation opportunities for eligible executives stated as a specific percent of base salary. The amount of performance-based incentive compensation earned by participating executives can range from zero to double their incentive target, based upon the extent to which the pre-established financial goals are achieved.

Equity-Based Incentive Programs.

The Committee believes that continued emphasis on equity-based compensation opportunities encourages performance that enhances stockholder value, thereby further linking leadership and stockholder objectives. In 2002, the Committee awarded equity-based incentives, granting stock options and also, to a limited extent, restricted stock. The Committee believes that stock awards, the vesting of which is subject to continued employment, help us to retain key high performing executives.

Award opportunities for each eligible participant are based on guidelines, which include size of the executive's business unit, the individual's responsibility level within that business, competitive practice and the market price of Common Stock. In determining the awards for an executive officer, the Committee evaluated competitive practice and the executive officer's performance and importance to the business.

Stock Options.

In 2002, stock options were awarded to Ms. Hailey and Messrs. Giresi, Schlesinger and Wexner in the amounts set forth in the Option Grants in Fiscal Year 2002 table above. The options granted to Messrs. Giresi, Schlesinger and Wexner vest, subject to continued employment, in four equal installments beginning on the first anniversary of the grant date. Options granted to Ms. Hailey vest in five equal installments beginning on the first anniversary of the grant date, also subject to continued employment. The exercise price for these options is equal to the fair market value of the underlying Common Stock on the date of grant.

Restricted Stock.

The Committee awarded Ms. Hailey restricted shares in 2002 in the amount set forth in the Summary Compensation Table above, which vest on August 4, 2004.

CEO compensation

Mr. Wexner has been Chief Executive Officer since founding Limited Brands in 1963. Limited Brands conducts the same type of competitive review and analysis to determine base salary and incentive guidelines for Mr. Wexner's position as it does for the other executive positions.

In 2002, as in prior years, in establishing Mr. Wexner's compensation package the Committee considered competitive practices, the extent to which Limited Brands achieved operating income and sales objectives, progress regarding brand strategy, and the continued recruitment and development of leadership talent for the business. These factors are considered subjectively in the aggregate and none of these factors is accorded specific weight.

As described earlier, the Committee and Limited Brands continue to emphasize variable, performance-based compensation components for all executives, including Mr. Wexner. Accordingly, as a result of fiscal 2001 performance, in early 2002, Mr. Wexner's base salary was adjusted by 7.1% from $1,400,000 to $1,500,000 while his incentive compensation target remained at 160%. In establishing these compensation elements, the Committee considered the financial results for fiscal 2001, changes in stockholder value, Mr. Wexner's progress in recruiting and developing senior leadership talent, and continued focus on the brand development strategy of the business units.

In fiscal 2002, Limited Brands posted adjusted net sales of $8.445 billion, an increase of 7% compared to adjusted net sales in fiscal 2001. Additionally, fiscal 2002 adjusted net income was $528.2 million, which was 28% above comparable adjusted net income for fiscal 2001, and adjusted earnings per share were $.99 per share, an increase of 27% compared to fiscal 2001 adjusted earnings per share. (The corresponding results determined in accordance with generally accepted accounting principles are included on page 31 of Limited Brands' 2002 Annual Report which is being sent with this proxy statement.) These fiscal 2002 results were above targeted performance objectives established by the Committee for the spring season and below target for the fall season. Due to the seasonal weighting as prescribed by the short-term performance based cash incentive compensation plan, the results for the entire year were above target, and as a result, the annual cash incentive payment earned by Mr. Wexner was above target level for the year, according to the plan. (James L. Heskett was appointed to the Compensation Committee in March 2003 and thus did not participate in the Committee's activities during or with respect to fiscal year 2002.)

Compensation Committee

E. Gordon Gee, Chair
Donald B. Shackelford

STOCKHOLDER RETURN GRAPH

The following graph shows the changes, over the past five-year period, in the value of $100 invested in Common Stock, the Standard & Poor's 500 Composite Stock Price Index and the Standard & Poor's 500 Retail Composite Index. The plotted points represent the closing price on the last day of the fiscal year indicated.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG LIMITED BRANDS, INC., THE S&P 500 INDEX
AND THE S&P RETAIL COMPOSITE INDEX



* $100 INVESTED IN STOCK OR IN INDEX AT THE CLOSING PRICE ON 1/31/98 - INCLUDING REINVESTMENT OF DIVIDENDS.

SHARE OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table sets forth the names of all persons who, on February 28, 2003, were known by Limited Brands to be the beneficial owners (as defined in the rules of the Commission) of more than 5% of the shares of Common Stock.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
Leslie H. Wexner(1)	62,705,983	12.0%
Three Limited Parkway		
P.O. Box 16000		
Columbus, OH 43216		
Capital Research and Management Company(2)	80,946,770	15.5%
333 South Hope Street		
Los Angeles, CA 90071		
FMR Corp.(3)	41,604,012	8.0%
82 Devonshire Street		
Boston, MA 02109-3614		

(1) Includes 1,152,559 shares held in an employee benefit plan over which Mr. Wexner exercises dispositive but not voting control and 3,553,470 shares issuable within 60 days of February 28, 2003 upon exercise of outstanding options held by Mr. Wexner. Also includes 10,110,377 shares beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share voting and investment power. Excludes 400,000 shares held in trust of which Mrs. Wexner is a beneficiary and as to which Mr. Wexner disclaims beneficial ownership. Voting and investment power with respect to 12,000,000 shares held by The Abigail Trust may be deemed to be shared by Mr. Wexner and the other trustee thereof. Voting and investment power with respect to 3,500,000 shares held by The Wexner Children's Trust II may be deemed shared by Mr. Wexner, who may revoke The Trust, and the trustee.

(2) Based on information set forth in Amendment No. 6 to Capital Research and Management Company's Schedule 13G filing, dated February 10, 2003. Capital Research and Management Company, acting as investment advisor to various investment companies, held no voting power and sole dispositive power over all of these shares.

(3) Based on information set forth in Amendment No. 8 to FMR Corp.'s 13G filing, dated February 14, 2003. FMR Corp., a parent holding company, and/or its subsidiaries and affiliates, held sole voting power over 4,472,354 shares and sole dispositive power over all of these shares.

REPORT OF THE AUDIT COMMITTEE

In accordance with our written charter adopted by the Board in 2000, the Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to the following matters: the system of internal control, the audit process, the financial reporting process and the process for monitoring compliance with applicable laws and regulations and our code of business conduct. We have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace our independent public accountants. We also annually review our independent public accountants' qualifications and fees. In addition, we (i) ensure that Limited Brands' independent public accountants submit, on a periodic basis, a formal written statement delineating relationships between the accountants and Limited Brands, (ii) actively engage in dialogue with the accountants with respect to any disclosed relationships or services that may impact their objectivity and independence and (iii) recommend that the Board take appropriate action in response to the foregoing to satisfy itself of the accountants' independence.

Management is responsible for the financial reporting process, including the system of internal control, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company's independent accountants are responsible for auditing those financial statements. Our responsibility is to monitor and review the output of these processes.

We have reviewed and discussed Limited Brands' audited financial statements as of and for the year ended February 1, 2003 and met with both management and our independent accountants to discuss the financial statements. Management has represented to us that the financial statements were prepared in accordance with generally accepted accounting principles. We have reviewed with the internal auditor and independent accountants the overall scope and plans for their respective audits. We also met with the internal auditor and independent accountants, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls.

We have also discussed with the independent accountants all matters required to be discussed with audit committees by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Company's independent accountants also provided to us the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and we discussed with the independent accountants their independence from the Company. We considered whether the provision of non-audit services by the independent accountants to the Company is compatible with maintaining their independence.

Based on the reviews and discussions summarized in this Report, and subject to the limitations on our role and responsibilities, certain of which are referred to above and in the Audit Committee charter, we recommended to the Board that Limited Brands' audited financial statements be included in our Annual Report on Form 10-K for the fiscal year 2002 for filing with the Commission. (Donna A. James was appointed to the Audit Committee in March 2003 and thus did not participate in the Committee's activities during or with respect to fiscal year 2002.)

Audit Committee

Donald B. Shackelford, Chair
Alex Shumate
Allan R. Tessler
Raymond Zimmerman

INDEPENDENT PUBLIC ACCOUNTANTS

During our 2002 fiscal year, PricewaterhouseCoopers LLP served as our independent public accountants and in that capacity rendered an opinion on our consolidated financial statements as of and for the fiscal year ended February 1, 2003. The Audit Committee of the Board of Directors annually selects our independent public accountants. After consideration at several meetings, on January 30, 2003, the Audit Committee decided to request proposals from each of the four largest accounting firms, including PricewaterhouseCoopers LLP, to evaluate their capabilities in connection with retaining a firm to conduct the independent audit of the Company's financial statements for the year ending January 31, 2004. On February 26, 2003, PricewaterhouseCoopers LLP informed the Company that it would decline to stand for selection by the Audit Committee as the Company's independent public accountants. On April 7, 2003, the Audit Committee engaged the accounting firm Ernst & Young LLP as our independent public accountants for the current fiscal year.

Representatives of PricewaterhouseCoopers LLP and Ernst & Young LLP are expected to be present at the annual meeting. They will be available to respond to appropriate questions and may make a statement if they so desire.

The reports of PricewaterhouseCoopers LLP on the financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with its audits for the two most recent fiscal years and through February 26, 2003, there have been no disagreements (as defined in Item 304(a)(1)(iv) of Commission Regulation S-K) with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their report on the financial statements for such years.

During the two most recent fiscal years and through February 26, 2003, there have been no reportable events (as defined in Item 304(a)(1)(v) of Commission Regulation S-K).

The Company has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of such letter, dated March 4, 2003 is filed as an exhibit to our current report on Form 8-K filed with the Commission on March 4, 2003.

Audit fees

The aggregate audit fees for fiscal 2002 and 2001 were approximately $1,923,000 and $2,292,000, respectively. These amounts include fees for professional services rendered by PricewaterhouseCoopers LLP in connection with the audit of our consolidated financial statements and reviews of our unaudited consolidated interim financial statements as well as fees for services that generally only the independent auditor can reasonably be expected to provide, including comfort letters and consultation regarding financial accounting and/or reporting standards.

Audit related fees

The aggregate fees for assurance and related services rendered by PricewaterhouseCoopers LLP that were reasonably related to the audit of our consolidated financial statements and reviews of our unaudited consolidated interim financial statements for fiscal 2002 and 2001 were approximately $84,000 and $0, respectively. The fees under this category are for assurance and related services that are traditionally performed by the independent auditor and include performance of agreed upon procedures for fiscal 2002.

Tax fees

The aggregate fees for tax services rendered by PricewaterhouseCoopers LLP for fiscal 2002 and 2001 were approximately $1,454,000 and $2,863,000, respectively. Tax fees include tax compliance and advisory services, assistance with tax audits as well as expatriate tax services.

All other fees

The aggregate fees for all other services rendered by PricewaterhouseCoopers LLP for fiscal 2002 and 2001 were approximately $981,000 and $3,914,000, respectively. These fees relate to general consulting services and assistance in project management related to various information technology projects. Included in the amounts above are fees for fiscal 2002 and 2001 of approximately $453,000 and $2,383,000, respectively, related to financial information systems design and implementation.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the annual meeting. However, if other matters should come before the meeting, each of the persons named as proxy intends to vote in accordance with his or her judgment on such matters.

STOCKHOLDER PROPOSALS

We may omit from the proxy statement and form of proxy relating to the next annual meeting of stockholders any proposals of stockholders which are intended to be presented at that meeting which are not received by the Secretary of Limited Brands at our principal executive offices on or before December 19, 2003.

SOLICITATION EXPENSES

We will pay the expense of preparing, assembling, printing and mailing the proxy form and the form of material used in solicitation of proxies. Our employees may solicit proxies by telephone, mailgram, facsimile and personal solicitation, in addition to the use of the mails. We have retained Georgeson Shareholder Communications Inc., New York, New York, to help us solicit proxies relating to shares held by brokerage houses, custodians, fiduciaries and other nominees for a fee of approximately $11,000, plus expenses. We do not expect to pay any other compensation for the solicitation of proxies.

By Order of the Board of Directors

Leslie H. Wexner
Chairman of the Board

LIMITED BRANDS, INC.

**2003 STOCK AWARD AND DEFERRED COMPENSATION PLAN FOR
NON-ASSOCIATE DIRECTORS**

1. Purpose

The purpose of the Limited Brands, Inc. Stock Award and Deferred Compensation Plan for Non-Associate Directors (the "Plan") is to promote the interests of Limited Brands, Inc. (the "Company") and its stockholders by increasing the proprietary interests of non-associate directors in the growth and performance of the Company by awarding to such directors an Annual Stock Retainer in addition to their Annual Cash Retainer and by providing such directors with the opportunity to defer all or a portion of their Annual Stock Retainer and Annual Cash Retainer.

2. Definitions

Whenever the following terms are used in this document, they shall have the meanings stated below unless a different meaning is plainly required by the context.

(a) "Account" shall mean the account maintained by the Company on behalf of an Eligible Director to record that portion, if any, of an Eligible Director's

    (i) Annual Stock Retainer that the Eligible Director elects to defer pursuant to Section 6, and

    (ii) Annual Cash Retainer that the Eligible Director has elected to defer pursuant to Section 7.

(b) "Annual Cash Retainer" shall mean the amount payable annually to an Eligible Director in cash for his or her services as a member of the Board and its committees during the Company's fiscal year. Such amount shall be determined from time to time by the Board. The Annual Cash Retainer shall be paid to an Eligible Director or credited to the Eligible Director's Account, as the case may be, on a quarterly basis in arrears in accordance with policies adopted by the Board.

(c) "Annual Stock Retainer" shall mean the amount payable annually to an Eligible Director in the form of Shares or Deferred Stock Units (as determined pursuant to Section 6) for his or her services as a member of the Board and its committees during the Company's fiscal year. The number of Shares or Deferred Stock Units awarded to an Eligible Director as his or her Annual Stock Retainer for a fiscal year shall be equal to the dollar amount of the Annual Stock Retainer for the fiscal year (as determined from time to time by the Board) divided by the Fair Market Value of a Share on the Grant Date for such fiscal year (rounded up to the next highest whole Share or Deferred Stock Unit). The number of Shares or Deferred Stock Units awarded to the Eligible Director shall be paid to such Eligible Director or credited to such Eligible Director's Account, as the case may be, on a quarterly basis in arrears in accordance with policies adopted by the Board.

(d) "Board" shall mean the Board of Directors of the Company.

(e) "Deferred Stock Units" shall mean the units credited to an Eligible Director's Account pursuant to Sections 6 and/or 7.

(f) "Eligible Director" shall mean a member of the Board who is not an associate of the Company or its affiliates.

(g) "Fair Market Value" shall mean the closing price for a Share as reported on the principal exchange on which the Shares are listed for the date in question, or if there were no sales on such date, the most recent prior date on which there were sales.

(h) "Grant Date" shall mean the first business day of each fiscal year of the Company, except that for the 2003 fiscal year, the Grant Date shall be May 20, 2003.

(i)   "Share" shall mean a share of the Company's common stock, $.50 per share par value.

(j)   "Termination of Service" means the termination of an Eligible Director's service as a director of the Company for any reason.

3.   Administration

The Plan shall be administered by the Board. Subject to the provisions of the Plan, the Board shall be authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make all determinations necessary or advisable for the administration of the plan. The determination of the Board in the administration of the Plan shall be final and conclusive. Any actions authorized or permitted to be taken by the Board may be delegated by the Board to its Compensation Committee or any other committee or persons. The Secretary of the Company shall be authorized to implement the Plan in accordance with its terms and to take such actions of a ministerial nature as shall be necessary to effectuate the intent and purposes thereof. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware.

4.   Eligibility

Participation in the Plan shall be limited to Eligible Directors.

5.   Shares Subject to Plan

Subject to adjustment as provided in Section 11, an aggregate of 500,000 Shares shall be available for issuance under the Plan. The Shares payable hereunder may be authorized but unissued Shares or treasury Shares.

6.   Elective Deferral of Annual Stock Retainer

An Eligible Director's Annual Stock Retainer shall be paid in the form of Shares; provided, however, that beginning with the Company's 2004 fiscal year, the Eligible Director may elect to receive Deferred Stock Units in lieu of Shares pursuant to the procedures set forth in Section 8.

7.   Elective Deferral of Annual Cash Retainer

An Eligible Director may elect to defer all or a portion of the Annual Cash Retainer otherwise payable to him or her for fiscal years of the Company beginning with the 2004 fiscal year. Such deferral may be either in the form of cash or in the form of Deferred Stock Units. If the Eligible Director elects to defer a portion of the Annual Cash Retainer in the form of Deferred Stock Units, the number of Deferred Stock Units that shall be credited to the Eligible Director's Account shall be the portion of the Annual Cash Retainer that the Eligible Director elects to receive in the form of Deferred Stock Units divided by the Fair Market Value of a Share on the Grant Date (rounded down to the next lowest whole Deferred Stock Unit).

8.   Deferral Elections

(a)   An Eligible Director who desires to defer all or a portion of his or her Annual Cash Retainer and/or all or a portion of his or her Annual Stock Retainer (which are payable to him or her on or after the beginning of the Company's 2004 fiscal year) must file a Retainer Deferral Form with the Company.

(b)   The Retainer Deferral Form must be filed with the Company prior to the first day of the calendar year in which the Annual Cash Retainer and/or Annual Stock Retainer would otherwise be earned by and payable to the Eligible Director. If an individual first becomes an Eligible Director after the first day of a calendar year, he or she must file a Retainer Deferral Form within thirty (30) days after the date on which he or she first becomes an Eligible Director. A Retainer Deferral Form shall only apply to Annual Cash Retainers and Annual Stock Retainers earned after the date on which the Retainer Deferral Form is filed with the Company.

(c)   A Retainer Deferral Form shall remain in full force and effect until modified or terminated by the filing of a new Retainer Deferral Form with the Company. A new Retainer Deferral Form shall only apply to Annual Cash Retainers and Annual Stock Retainers payable in fiscal years beginning after the end of the calendar year in which the new Retainer Deferral Form is filed with the Company.

9.   Accounts

(a)   The Company shall maintain on its books and records an Account for each Eligible Director that shall be adjusted annually to reflect credits under this Section 9 and payments under Section 10.

(b)   An Eligible Director's Account shall be credited with:

(i)   the Deferred Stock Units elected by the Eligible Director pursuant to Sections 6 and/or 7, and

(ii)   an amount equal to that portion of the Eligible Director's Annual Cash Retainer that he or she has elected to defer in the form of cash pursuant to Section 7.

(c)   Deferred Stock Units credited to an Eligible Director's Account pursuant to Sections 6 and/or 7 shall be credited with "dividend equivalents" in an amount equal to the amount the Eligible Director would have received as dividends if the Deferred Stock Units were actual Shares held by the Eligible Director. Dividend equivalents paid on Deferred Stock Units will be converted into additional Deferred Stock Units based on the Fair Market Value of a Share on the dividend payment date. Notwithstanding any other provision of this Plan to the contrary, Deferred Stock Units credited to an Eligible Director's Account shall not be considered or construed as an actual investment in Shares.

(d)   The Company's Treasury Department shall establish an appropriate and reasonable rate of return to be applied to each Eligible Director's Account, except for that portion of the Eligible Director's Account attributable to Deferred Stock Units. The rates established by the Company's Treasury Department shall be based on such interest rate related factors or indicia as the Treasury Department deems appropriate, including but not limited to the Company's cost of funds or cost of borrowing. Such rate or rates shall be applied as of the last day of each month to the Account balance at the beginning of the month (exclusive of the portion of the Account balance attributable to Deferred Stock Units).

(e)   An Eligible Director shall at all times be 100 percent vested in his or her Account.

10.   Payments

(a)   Payment of an Eligible Director's Account shall be made or commenced as soon as practicable and in no event later than ninety (90) days after the Eligible Director incurs a Termination of Service. The portion of an Eligible Director's Account consisting of whole Deferred Stock Units shall be payable in the form of Shares, with one share being distributed for each Deferred Stock Unit credited to the Eligible Director's Account. The remainder of the Eligible Director's Account, including partial Deferred Stock Units, shall be paid in the form of cash.

(b)   At the time an Eligible Director elects to defer all or a portion of his or her Annual Cash Retainer or Annual Stock Retainer, he or she shall elect on his or her Retainer Deferral Form to receive payment of his or her Account balance in a lump sum payment or in annual installments over a period of not less than one and not more than five years. An Eligible Director may change his or her election to the alternative form or to an alternative payout period at any time by filing a new Retainer Deferral Form with the Company, provided that the new Retainer Deferral Form is submitted at least twelve months prior to the Eligible Director's Termination of Service. If an Eligible Director does not make an election with respect to payment of his or her Account balance, then such Account balance shall be paid in a single lump sum payment. If installment payments are elected by the Eligible Director, Deferred Stock Units credited to his or her Account shall continue to be credited with dividend equivalents pursuant to Section 9(c), and the cash portion of his or her Account shall continue to be credited with earnings pursuant to Section 9(d), for the duration of the payout period.

(c)   Notwithstanding the provisions of Section 10(b), if the Eligible Director incurs a Termination of Service as a result of his or her death, or if the Eligible Director dies after incurring a Termination of Service but before his or her entire Account has been distributed to him or her, the unpaid portion of his or her Account shall be paid in a single lump sum payment as soon as practicable after his or her death to his or her designated beneficiary.

11.   Adjustment of and Changes in Shares

In the event of a stock split, stock dividend, extraordinary cash dividend, subdivision or combination of Shares or any other change in corporate structure affecting the Shares, the number of shares authorized to be paid under the Plan shall be increased or decreased proportionately, as the case may be, and the number of Deferred Stock Units credited to an Eligible Director's Account shall be increased or deceased proportionately, as the case may be.

12.   No Rights of Shareholders

Neither an Eligible Director nor his or her legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company in respect of any Shares payable upon distribution of a Deferred Stock Unit, unless and until certificates for such Shares shall have been issued.

13.   Plan Amendments

The Plan may be amended by the Board as it deems advisable or to conform to any change in any law or regulation applicable thereto; provided that the Board may not, without the authorization and approval of the Company's shareholders, (i) increase the number of Shares that may be paid pursuant to the Plan, except as permitted by Section 11, or (ii) modify in any respect the class of individuals who constitute Eligible Directors.

14.   Nonalienation of Benefits

None of the payments, benefits, or rights of any Eligible Director under the Plan shall be subject to any claim of any creditor of such Eligible Director and, to the fullest extent permitted by law, all such payments, benefits and rights shall be free from attachment, garnishment or any other legal or equitable process available to any creditor of such Eligible Director. No Eligible Director shall have the right to alienate, commute, pledge, encumber or assign any of the benefits or payments which the Eligible Director may expect to receive, contingently or otherwise, under the Plan.

15.   Participants' Rights Unsecured

The Plan shall at all times be entirely unfunded and at no time shall any assets of the Company be segregated for payment of any benefits hereunder. Eligible Directors shall at all times have the status of general unsecured creditors of the Company, and Eligible Directors shall not have any rights in or against any specific assets of the Company. The Plan constitutes a mere promise by the Company to make payments in the future.

16.   Effective Date and Duration of Plan

The Plan shall become effective on the date the Company's shareholders approve the Plan. The Plan shall terminate the day following the tenth annual shareholders meeting at which directors are elected succeeding such approval, unless the Plan is terminated at an earlier date by the Board or is terminated by exhaustion of the Shares available for issuance hereunder.